UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 1, 2022

Landa App 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Distribution Declaration

Between May 1, 2022 and May 5, 2022, Landa Holdings, Inc. (the “Manager”), as manager to each of the following series (each a “Series” and collectively the “Series”) of Landa App 2 LLC (the “Company”), declared and paid a cash distribution (the “Distribution”) for such Series for the period between April 1, 2022 to April 30, 2022 (the “Distribution Period”), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series (“Shares”) will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share(1)
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC(2)	$309.95	$0.030995
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	$526.12	$0.052612
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	$551.07	$0.055107
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	$419.95	$0.041995
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$571.80	$0.05718
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC	$844.23	$0.084423
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$873.53	$0.087353
Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC	$758.02	$0.075802

(1)	Each Share represents a 1/10,000th interest in the Distribution.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Company’s offering circular available on the Securities and Exchange Commission’s website dated December 2, 2021. Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2022

LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chief Executive Officer and President

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